Press Release

[Graphic omitted] Ahold

                                                       Royal Ahold
                                                       Corporate Communications

                                                 Date: July 1, 2003
                                 For more information: +31 75 659 57 20


Ahold names Joost Sliepenbeek as SVP Controller

Zaandam, The Netherlands, July 3, 2003 - The Ahold Corporate Executive Board today announced it has appointed Joost Sliepenbeek as Senior Vice President Controller, effective July 7, 2003. Sliepenbeek (39) is currently Chief Financial Officer (CFO) at Albert Heijn. He joined Ahold in January 1994 as Director Corporate Mergers & Acquisitions and was appointed Controller at Ahold Institutional Food Supply - now Deli XL - in September 1996 before being named Executive Vice President and CFO at Albert Heijn on May 1, 1999.

Succeeding Sliepenbeek as Albert Heijn CFO is Chris Dik (36), currently Logistics Director. Dik's appointment is also effective July 7, 2003. He in turn is succeeded by Johan Boeijenga (40), who until recently was Country Manager of Ahold's Indonesian operation.

Ahold Corporate Communications: +31.75.659.57.20

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
                                                  Fax:   +31 (0)75 659 8302

http://www.ahold.com